

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2017

Tadas Dabasinskas
Principal Executive Officer
Apex Resources Inc
Alytaus g. 100
Varėna, Lithuania

> **Re:** **Apex Resources Inc**
> **Post-Effective Amendment to Form S-1**
> **Filed October 27, 2017**
> **File No. 333-207109**

Dear Mr. Dabasinskas:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registered Public Company Accountant's Independent Opinion Report, page F-1</u>

1. We note that, as of June 10, 2016, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Monte C. Waldman CPA, the auditor of the financial statements contained in this registration statement. You can find a copy of the order at https://pcaobus.org/Enforcement/Adjudicated/Documents/105-2015-013-Waldman.pdf. Related to this revocation, we have the following comments:

    • Because Monte C. Waldman CPA is no longer registered with the PCAOB, you may not include its audit report in your filings with the Commission. Please update your registration statement to include financial statements that are audited by a firm that is registered with the PCAOB. Please also include an updated auditor's consent.

    • Please update your audited financial statements within the timeframe prescribed by Section 10(a)(3) of the Securities Act. In this regard, the prospectus included in this post-effective amendment has been in use for more than nine months, and the last set of audited financial statements contained therein are more than 16 months old.

We note that your most recent Form 10-K for the period ending June 30, 2017 includes financial statements that have been audited by Kirtane & Pandit LLP Chartered Accountants, who appear to be registered with the PCAOB; however, it is not clear why you have not included these financial statements in this registration statement.

Exhibit 5.1

2. Your legal opinion relates to shares of your common stock "to be offered and distributed . . . pursuant to an offering statement to be filed under Regulation A of the Securities Act of 1933." Please revise your legal opinion to reflect that you will be offering shares solely pursuant to a registration statement on Form S-1, and remove any references to a Regulation A offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3270 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products